UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

SCYNEXIS, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

811292101

(CUSIP Number)

December 12, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811292101	Page 2 of 7 Pages

1.	Name of Reporting Persons Decheng Capital China Life Sciences USD Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,556[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,556[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,556[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%[2]
12.	Type of Reporting Person (See Instructions) PN

(1) As described in Item 5 below, Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), Decheng Capital Management III (Cayman), LLC (“Fund III GP”) and Xiangmin Cui (“Cui”) beneficially own 5,555,556 shares of common stock, par value $0.001 per share (“Shares”), of the Issuer. All of these Shares are held directly by Fund III. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the securities held directly by Fund III. The share number in the preceding sentence does not include any of the 5,555,556 Shares issuable upon the exercise of warrants to purchase Shares that are held directly by Fund III. As a result of blocker provisions in the warrants that are described in the following sentence, the reporting persons do not have the right to exercise any portion of the warrants within 60 days of the date hereof. Pursuant to the terms of the warrants, the holder may not exercise the warrants to the extent that the holder would own more than 4.99% of the outstanding Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Issuer, the holder may increase the amount of ownership of Shares after exercising the warrants up to 9.99% of the number of Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

(2) This percentage is calculated based upon 96,251,342 outstanding Shares, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 11, 2019.

CUSIP No. 811292101	Page 3 of 7 Pages

1.	Name of Reporting Persons Decheng Capital Management III (Cayman), LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,556[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,556[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,556[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%[2]
12.	Type of Reporting Person (See Instructions) OO

(1) As described in Item 5 below, Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), Decheng Capital Management III (Cayman), LLC (“Fund III GP”) and Xiangmin Cui (“Cui”) beneficially own 5,555,556 shares of common stock, par value $0.001 per share (“Shares”), of the Issuer. All of these Shares are held directly by Fund III. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the securities held directly by Fund III. The share number in the preceding sentence does not include any of the 5,555,556 Shares issuable upon the exercise of warrants to purchase Shares that are held directly by Fund III. As a result of blocker provisions in the warrants that are described in the following sentence, the reporting persons do not have the right to exercise any portion of the warrants within 60 days of the date hereof. Pursuant to the terms of the warrants, the holder may not exercise the warrants to the extent that the holder would own more than 4.99% of the outstanding Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Issuer, the holder may increase the amount of ownership of Shares after exercising the warrants up to 9.99% of the number of Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

(2) This percentage is calculated based upon 96,251,342 outstanding Shares, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 11, 2019.

CUSIP No. 811292101	Page 4 of 7 Pages

1.	Name of Reporting Persons Xiangmin Cui
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,555,556[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,555,556[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,555,556[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%[2]
12.	Type of Reporting Person (See Instructions) IN

(1) As described in Item 5 below, Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), Decheng Capital Management III (Cayman), LLC (“Fund III GP”) and Xiangmin Cui (“Cui”) beneficially own 5,555,556 shares of common stock, par value $0.001 per share (“Shares”), of the Issuer. All of these Shares are held directly by Fund III. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the securities held directly by Fund III. The share number in the preceding sentence does not include any of the 5,555,556 Shares issuable upon the exercise of warrants to purchase Shares that are held directly by Fund III. As a result of blocker provisions in the warrants that are described in the following sentence, the reporting persons do not have the right to exercise any portion of the warrants within 60 days of the date hereof. Pursuant to the terms of the warrants, the holder may not exercise the warrants to the extent that the holder would own more than 4.99% of the outstanding Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Issuer, the holder may increase the amount of ownership of Shares after exercising the warrants up to 9.99% of the number of Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

(2) This percentage is calculated based upon 96,251,342 outstanding Shares, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 11, 2019.

CUSIP No. 811292101	Page 5 of 7 Pages

Item 1(a)	Name of Issuer

SCYNEXIS, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices

28 Liberty Street, 39th Floor

New York, New York 10005

Item 2(a)	Name of Person Filing

This Schedule 13G is filed by (i) Decheng Capital China Life Sciences USD Fund III, L.P. (“Fund III”), a Cayman Islands exempted limited partnership, (ii) Decheng Capital Management III (Cayman), LLC (the “Fund III GP”), a Cayman Islands limited liability company and (iii) Xiangmin Cui (“Cui” and together with Fund III and Fund III GP, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office or, if none, Residence

3000 Sand Hill Road, Building 2, Suite 110

Menlo Park, California 94025

Item 2(c)	Citizenship

Fund III is a Cayman Islands exempted limited partnership, Fund III GP is a Cayman Islands limited liability company and Cui is a citizen of the United States.

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e)	CUSIP Number

811292101

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: As of the date hereof, Fund III is the record owner of 5,555,556 shares of common stock, par value $0.001 per share (“Shares”), of the Issuer. The Fund III GP is the general partner of Fund III and Cui is the sole manager of the Fund III GP. Each of Fund III GP and Cui may be deemed to share voting and dispositive power over the securities held directly by Fund III. As such, Fund III GP may be deemed to beneficially own the securities held by Fund III and Cui may be deemed to beneficially own the securities held by Fund III.

The amount of shares beneficially owned does not include any of the 5,555,556 Shares issuable upon the exercise of warrants to purchase Shares that are held directly by Fund III. As a result of blocker provisions in the warrants that are described in the following sentence, the reporting persons do not have the right to exercise any portion of the warrants within 60 days of the date hereof. Pursuant to the terms of the warrants, the holder may not exercise the warrants to the extent that the holder would own more than 4.99% of the outstanding Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Issuer, the holder may increase the amount of ownership of Shares after exercising the warrants up to 9.99% of the number of Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

(b) Percent of class: Each of the Reporting Person may be deemed to beneficially own 5.8% of the Issuer’s outstanding common stock. This percentage is calculated based upon 96,251,342 outstanding Shares, as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on December 11, 2019.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: None of the Reporting Persons have the sole power to direct the vote of Shares.

(ii) Shared power to vote or to direct the vote: Each of the Reporting Persons shares power to vote or direct the vote of 5,555,556 Shares.

CUSIP No. 811292101	Page 6 of 7 Pages

(iii) Sole power to dispose or to direct the disposition of: None of the Reporting Persons have the sole power to dispose or to direct the disposition of Shares.

(iv) Shared power to dispose or to direct the disposition of: Each of Fund II, Fund II GP, Fund III and Fund III GP shares power to dispose or to direct the disposition of 5,555,556 Shares.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 811292101	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019.

Decheng Capital China Life Sciences USD Fund II, L.P.

By its General Partner

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital China Life Sciences USD Fund III, L.P.

By its General Partner

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Xiangmin Cui

By:	/s/ Xiangmin Cui

EXHIBITS

A:	Joint Filing Agreement

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of SCYNEXIS, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of December 23, 2019.

Decheng Capital China Life Sciences USD Fund II, L.P.

By its General Partner

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital China Life Sciences USD Fund III, L.P.

By its General Partner

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Xiangmin Cui

By:	/s/ Xiangmin Cui